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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2 )

                          MALAN REALTY INVESTORS, INC.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   561063-10-8
                                 (CUSIP Number)

                                 JOHN P. KRAMER
                        KENSINGTON INVESTMENT GROUP, INC.
                            4 ORINDA WAY, SUITE 220D
                            ORINDA, CALIFORNIA 94563
                                  (925)253-2949
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 With a copy to:

                                     DECHERT
                               1775 EYE STREET, NW
                              WASHINGTON, DC 20006

                                 March 31, 2001
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d1(g), check the following box [X].
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                                  SCHEDULE 13D

CUSIP NO.: 561063-10-8

    (1)          NAME OF REPORTING PERSON: Kensington Investment Group, Inc.
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 68-0309666
    (2)          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a)  | _ |
                 (b)  | _ |
    (3)          SEC USE ONLY
    (4)          SOURCE OF FUNDS:  AF;  00
    (5)          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) | _ |
    (6)          CITIZENSHIP OR PLACE OF ORGANIZATION:  Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
    (7)          SOLE VOTING POWER:     449,050
    (8)          SHARED VOTING POWER:      0
    (9)          SOLE DISPOSITIVE POWER:      449,050
    (10)         SHARED DISPOSITIVE POWER:     0
    (11)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:     449,050
    (12)         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                                | - |
    (13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):     8.69%
    (14)         TYPE OF REPORTING PERSON:     CO; IA

CUSP NO.:    561063-10-8
    (1)          NAME OF REPORTING PERSON: John P. Kramer
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
    (2)          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                 (a)  | _ |
                 (b)  | _ |
    (3)          SEC USE ONLY
    (4)          SOURCE OF FUNDS:     N/A
    (5)          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) | _ |
    (6)          CITIZENSHIP OR PLACE OF ORGANIZATION:       United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:
    (7)          SOLE VOTING POWER:      0
    (8)          SHARED VOTING POWER:     449,050
    (9)          SOLE DISPOSITIVE POWER:     0
    (10)         SHARED DISPOSITIVE POWER:     449,050
    (11)         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:   449,050
    (12)         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                                   | - |
    (13)         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 8.69%
    (14)         TYPE OF REPORTING PERSON:     I
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This Amendment No. 2 amends the statement on Schedule 13D originally filed with the Securities and Exchange Commission on March 7, 2000 and Amendment No. 1
thereto filed on March 13, 2000 (the "Schedule 13D"), with respect to the Common
Stock, $.01 par value (the "Common Stock"), of Malan Realty Investors, Inc., a
Michigan corporation (the "Company"). Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.

This Amendment No. 2 is being filed by Kensington Investment Group, Inc. ("Kensington") and John P. Kramer
("Kramer") (collectively the "Reporting Persons") .

ITEM 1. SECURITY AND ISSUER.
Item 1 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock, $.01 par value (the "Common Stock"), of Malan Realty Investors, Inc., a Michigan corporation (the "Company"), with its principal executive offices located at 30200 Telegraph Road, Suite 105, Bingham Farms, Michigan 48025. The Common Stock is the only class of securities of the Company entitled to vote in the election of directors and on the other matters on which shareholders of the Company are entitled to vote.

ITEM 2. IDENTITY AND BACKGROUND.
Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Kensington is a private corporation that acts as an investment advisor to several separate investment accounts and as the general partner to certain limited partnership investment partnerships, all of which have bought shares of Common Stock in the ordinary course of business (collectively, the "Managed Funds"). Kensington is a registered investment adviser engaged in the business of managing investments in real estate securities. Information regarding the directors and executive officers of Kensington is attached hereto as Annex 1, which annex is hereby incorporated by reference. The principal business and principal office address of Kensington is 4 Orinda Way, Suite 220D, Orinda, California 94563.

Kramer controls more than a majority of the stock of Kensington, and accordingly may be deemed a beneficial owner of the Common Stock that is the subject of this Statement. Kramer disclaims beneficial ownership of all such shares.

During the last five years, neither the Reporting Persons, and to the best knowledge of the Reporting Persons, nor any of the persons listed on Annex 1 to the Schedule 13D , (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The shares of Common Stock owned by the Reporting Persons were acquired at an aggregate cost (including commissions) of $6,748,075.

The 449,050 shares of Common Stock beneficially owned by the Reporting Persons were purchased by the Managed Funds in the ordinary course of business at the direction of the Reporting Persons with funds available for investment in each of the Managed Funds. From time to time, certain of the Managed Funds may maintain margin accounts to purchase securities in the ordinary course of business. No debt was incurred specifically to purchase Common Stock.

Except for minority interests purchased in the Managed Funds from time to time, none of the persons listed in Annex 1 to the Schedule 13D has contributed any funds or other consideration towards the acquisition of Common Stock by the Reporting Persons.


ITEM 4. PURPOSE OF TRANSACTION.
Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

On March 31, 2001, Kensington resigned as sub-investment adviser to a registered investment company that owns 89,500 shares of Common Stock of Company. Thus, the purpose of this amendment is to reflect the fact that the Company's Common Stock held by that investment company is no longer included in the Common Stock as to which Reporting Persons are required to report.

Following is additional information regarding certain matters referred to in
Item 4 Schedule 13D:

In May 2000, the Company's shareholders elected a new board of directors consisting of five members, including Kramer and another executive officer of Kensington. In March 2001, the Company's board of directors adopted a new strategic plan. The new strategic plan includes a restructuring of the Company's debt as discussed below. The Company also plans to begin selling mature and non-strategic assets. Sale proceeds will be invested in the best investment opportunities available within the constraints of the Company's debt, including stock repurchases, retirement of debt, redevelopment and repositioning of existing assets, and strategic investment in new real estate. The Company may use joint venture partners with development capabilities to assist in accessing capital and to provide local expertise.

In August 2000, the Company announced the resumption of a Stock Repurchase Plan originally approved in 1995. The Company's Board of Directors authorized the repurchase of up to 250,000 shares of its Common Stock, such purchases to be made in the open market or in privately negotiated transactions, with the timing dependent upon market conditions, pending corporate events and availability of funds. In December 2000, the Company repurchased 11,300 shares at an average cost of $10.22 per share. In March 2001 the Board of Directors increased the repurchase program to 500,000 shares.

The Company had outstanding as of December 31, 2000 and 1999 $42.743 million of Debentures and $27 million of Convertible Notes, which are convertible into shares of Common Stock at a price of $17.00 per share. The Debentures carry a rating of B3 from Moody's Investors Services, Inc. The Company has in place a plan to repurchase and retire up to $15 million aggregate principal of Debentures. Through December 31, 2000, the Company had repurchased $11.807 million of Debentures under the plan. No Debentures were repurchased during the twelve months ended December 31, 2000; however, the Company may make additional purchases in the future as funds become available.

Except as described above in this Item 4, the Reporting Persons have no present plans or proposals that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D. The Reporting Persons reserve the right to buy additional shares of Common Stock or to sell shares of Common Stock from time to time.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) The Reporting Persons beneficially own 449,050 shares of Common Stock, or approximately 8.69% shares of the Common Stock outstanding. All percentages of shares of Common Stock beneficially owned by the Reporting Persons are based on the 5,169,470 shares of Common Stock outstanding as of March 21, 2001, as disclosed in the Company's Proxy Statement on Form 14A filed April 2, 2001.
(b) Number of shares of Common Stock as to which:
Kensington has:
(i) sole power to vote or to direct the vote: 449,050
(ii) shared power to vote or direct the vote: 0
(iii) sole power to dispose or to direct the disposition of: 449,050
(iv) shared power to dispose or to direct the disposition of: 0

Kramer has:
(i) sole power to vote or to direct the vote: 0
(ii) shared power to vote or direct the vote: 449,050
(iii) sole power to dispose or to direct the disposition of: 0
(iv) shared power to dispose or to direct the disposition of: 449,050

(c) Transactions in the Common Stock by the Reporting Persons, and to the best knowledge of the Reporting Persons, any of the persons referred to in Annex 1 to the Schedule 13D, effected during the past 60 days are described in Annex 3 hereto and are incorporated herein by reference. All such transactions were effected in the open market on the New York Stock Exchange.

In addition, on March 31, 2001, Kensington resigned from its contract to provide sub-investment advisory services to a registered investment company that owns 89,500 Common shares of the Company, and therefore, as of that date, Kensington ceased having any beneficial interest in those shares of the Company.

Except as described in this paragraph (c), neither the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the persons referred to in Annex 1 to the Schedule 13D, has effected any transactions in the Common Stock during the past 60 days.

(d) Each Managed Fund has the sole right to receive dividends from, or the proceeds from the sale of, the shares of Common Stock owned by it.

(e) Not Applicable.
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement (incorporated by reference to Exhibit 1 to the
Schedule 13D filed by the Reporting Persons on March 6, 2000).
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                                    SIGNATURE
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After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                KENSINGTON INVESTMENT GROUP, INC.

April  6 , 2001                 By:      /s/ John P. Kramer
      ---
                                         -----------------------------------------------
                                Name:    John P. Kramer
                                Title:           President

                                JOHN P. KRAMER

April  6 , 2001                 By:      /s/ John P. Kramer
      ---
                                         -----------------------------------------------
                                Name:    John P. Kramer

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                                     ANNEX 3

          SCHEDULE OF TRANSACTIONS IN COMMON STOCK BY REPORTING PERSONS

                    Number of           Number of
                    Securities          Securities              Price Per    Aggregate
Date                Purchased             Sold                  Share ($)    Price ($)
---------             ---------         --------------          -------------  -----------

03-28-01              12500                                       9.51        71,325

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